UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PETMED EXPRESS INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
716382106
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 716382106

1	NAME OF REPORTING PERSON ProShare Advisors LLC, ProFund Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ProShare Advisors LLC - 81-0661302, ProFund Advisors LLC - 52-2035194
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Such shares are held by the following entities in the respective amounts listed: ProShare Advisors LLC: 647,614 ProFund Advisors LLC: 1,663 See ** Note 1 **
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER Such shares are held by the following entities in the respective amounts listed: ProShare Advisors LLC: 647,614 ProFund Advisors LLC: 1,663 See ** Note 1 **
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,277 ** Note 1 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON ProShare Advisors LLC: IA ProFund Advisors LLC: IA

CUSIP No.: 716382106
ITEM 1(a).	NAME OF ISSUER: PETMED EXPRESS INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 420 SOUTH CONGRESS AVENUE, DELRAY BEACH, FL, 33445
ITEM 2(a).	NAME OF PERSON FILING: ProShare Advisors LLC, ProFund Advisors LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 7272 Wisconsin Ave 21st Floor Bethesda, MD 20814
ITEM 2(c).	CITIZENSHIP: Maryland
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 716382106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
649,277
(b) Percent of class:
3.20%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Such shares are held by the following entities in the respective amounts listed: ProShare Advisors LLC: 647,614 ProFund Advisors LLC: 1,663 See ** Note 1 **
(ii) shared power to vote or to direct the vote:
None.
(iii) sole power to dispose or direct the disposition of:
Such shares are held by the following entities in the respective amounts listed: ProShare Advisors LLC: 647,614 ProFund Advisors LLC: 1,663 See ** Note 1 **
(iv) shared power to dispose or to direct the disposition of:
None.

** Note 1 **
ProShare Advisors LLC and ProFund Advisors LLC, investment advisors registered under Section 203 of the Investment Advisors Act of 1940, furnish investment advice to investment companies registered under the Investment Company Act of 1940 (the "Funds"). ProShare Advisors LLC and ProFund Advisors LLC, as investment advisors to the Funds, possess voting and/or investment power over the securities of the issuer described in this schedule. All securities reported in this schedule are owned by the Funds. ProShare Advisors LLC and ProFund Advisors LLC each disclaim beneficial ownership of such securities.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
This Schedule 13G filing is jointly filed by ProShare Advisors LLC and ProFund Advisors LLC. ProShare Advisors LLC and ProFund Advisors LLC are the investment advisors to ProShares Trust and ProFunds, respectively, which are registered investment companies and hold shares of the issuer. The total number of shares of the issuer held by series of ProShares Trust and ProFunds is set forth in Row (9) above. No individual registered investment company of ProShares Trust or ProFunds owns more than 5% of the outstanding shares of the issuer. ProShare Advisors LLC and ProFund Advisors LLC have the power to vote shares of the issuer on behalf of the shares owned by ProShares Trust and ProFunds. Each of ProShare Advisors LLC and ProFund Advisors LLC disclaims beneficial ownership of the shares of the issuer identified in this filing.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Item 6.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 716382106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 26 2023	ProShare Advisors LLC, ProFund Advisors LLC By: /s/ Victor M. Frye Name: Victor M. Frye Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).